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February 8, 2007

John Reynolds, Esq.
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

  Re:
  Vantage Energy Services, Inc.
  File No. 333-138565

Dear Mr. Reynolds:

        This letter is written in response to the letter received from the Securities and Exchange Commission (the "Commission") on December 21, 2006 (the "Staff Letter") with respect to the registration statement on Form S-1 (the "Registration Statement") filed by Vantage Energy Services, Inc. ("Vantage" or the "Company"). We are filing electronically Amendment No. 1 to the Registration Statement ("Amendment No. 1"), originally filed on November 9, 2006, which reflects responses to the Staff Letter.

        The following are responses to the Commission's comments which are furnished as supplemental information and not as part of Amendment No. 1. We are providing to you under separate cover three copies of Amendment No. 1, which has been filed with the Commission concurrently herewith, all of which have been marked to show changes from the previously filed version. For your convenience and to facilitate your review, we have set forth herein each comment contained in the Staff Letter, followed by our response.

        Please be advised that throughout the Registration Statement reference is made to the fact that our amended and restated certificate of incorporation authorizes the issuance of up to 80,000,000 shares of common stock. However, the Form of Amended and Restated Certificate of Incorporation that was filed as Exhibit 3.2 to the Form S-1 filed on November 9, 2006 states the authorized common stock as 60,000,000 shares. This authorized amount has been increased from 60,000,000 to 80,000,000 in order to accommodate the increased size of the offering and consistent disclosure has been made throughout the Registration Statement reflecting the current authorized number.

General

  1.
  Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

    Prior to the effectiveness of the Registration Statement we will provide the Commission with a copy of the letter or a call from the NASD indicating that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

  2.
  Please revise throughout to identify relevant parties and items instead of using vague terms such as "certain." As a list of non-exclusive examples, see "[c]ertain of our officers and directors" on pages six, eight, nine, 63 and 102, "certain of our directors" on page 35, "our founding stockholders" on page 97 and "certain pre-existing fiduciary obligations" on page 97.

    In response to the Commission's comment, we have removed the qualifier "certain" throughout the Registration Statement wherever necessary in order to indicate that all of the Company's officers and directors, rather than select officers and directors, are identified as the relevant parties. Since the relevant disclosure applies to all of the officers and directors, we have not identified each one separately.

  3.
  We note the statement on the cover page that Deutsche Bank will not permit separate trading until the business day following the earlier to occur of the expiration of the underwriters'

    over-allotment option or its exercise in full. You also state on page four that the company will file a Form 8-K upon the consummation of the offering, which is anticipated to take place three business days from the date the units commence trading. Please revise to briefly clarify the timing of the consummation of the offering, filing of Form 8-Ks and public trading of the units and warrants. Currently the disclosure suggests that consummation of the offering will occur three business days from the date the units begin trading.

    In response to the Commission's comment, we have revised the language on the cover page and also on pages four, 68 and 82 in order to clarify that: (i) the units will begin trading on or promptly after the date of the prospectus; (ii) the common stock and warrants comprising the units will begin separate trading five business days (or as soon as practicable thereafter) following the earlier to occur of (1) the expiration of the underwriters' over-allotment option and (2) its exercise in full, subject in either case to our having filed a Current Report on Form 8-K with the Commission, containing an audited balance sheet reflecting our receipt of the gross proceeds of the offering and issuing a press release announcing when such separate trading will begin; (iii) in no event will the common stock and warrants begin to trade separately until we have filed a Current Report on Form 8-K with the Commission containing an audited balance sheet reflecting our receipt of the gross proceeds of the offering; (iv) we will file this Form 8-K promptly after the consummation of the offering, which is anticipated to take place three business days from the date of the prospectus; and (v) if the over-allotment option is exercised following the initial filing of such Form 8-K, a second or amended Form 8-K will be filed to provide updated information to reflect the exercise of the over-allotment option.

Prospectus Summary, page 1

  4.
  We note the disclosures here and in your Item 101 of Regulation S-K disclosure that no one has "on your behalf" engaged in any efforts to locate a target. Considering the background of your management members, is it possible they are aware of possibilities in their separate capacities which they may direct to you afterwards? Considering you are selling your plan to acquire a business, your initial shareholders' knowledge of possible business transactions and managements' motivations in taking part in this company are material to the public's understanding of your company. Please revise to disclose their motivations and all material knowledge, in this document.

    In response to the Commission's comment, we have included a new sentence as the second sentence of the fifth paragraph under the section entitled "Our Business" to include the fact that in addition to the current disclosure, there have been no communications or discussions between any of our officers and directors and any of their potential contacts or relationships regarding a potential business combination. We have also added these disclosures in the first paragraph of the section entitled "Proposed Business."

  5.
  Please revise the introductory paragraphs and bullet points on page two to briefly address if and under what circumstances the company will consider or seek business opportunities in industries other than energy.

    In response to the Commission's comment, we have included a new sentence as the penultimate sentence of the second paragraph under the section entitled "Our Business" to include the fact that the Company will not consider or seek business opportunities in industries other than the oilfield services industry.

  6.
  We note the disclosure on page two and elsewhere that you "believe the projected demand for energy... will create attractive opportunities for consolidation and growth in the oil and gas industry." In the appropriate section, please revise to explain how the noted disclosure is relevant to your current business plan.

    In response to the Commission's comment, we have included a new sentence in the fourth paragraph under the section entitled "Our Business" on page two stating that "Since our plan is to identify and acquire businesses in this sector, opportunities for consolidation and growth will be key factors in the ultimate execution of our business plan."

  7.
  We note the reference to "transactions in the areas in which we will attempt to compete" and "access to acquisition opportunities" in the first full paragraph on page two. In the appropriate section, please revise to describe the experience of management in accessing, negotiating, conducting due diligence and consummating energy industry transactions in the range of $100 million, as contemplated by Vantage Energy Services. To the extent the officers and directors have limited or no experience in such transactions, please revise to include a relevant risk factor.

    In response to the Commission's comment, we have added disclosure to the second paragraph under the section entitled "Our Business" stating the following: "Our officers and directors have extensive experiencing in identifying, negotiating with and conducting due diligence on companies targeted for acquisition in the energy industry. For example, during their employment at Pride International, Inc. from 1993 through 2005, Messrs. Bragg, O'Leary, Estrada and Guiscardo were involved in the acquisition of approximately 30 oilfield services companies. Transactions ranged in size from several million dollars to greater than $1 billion. Additionally these individuals negotiated for and managed the construction of new assets at an aggregate cost of approximately $2 billion during their employment at Pride International, Inc."

  8.
  We note the reference in the second full paragraph on page two to business combinations effected through the proceeds of debt or equity offerings instead of the assets in the trust. Please revise to disclose your plans and obligations regarding shareholder approval of such financings and business combinations, as well as whether or not warrants would become exercisable as a result of a business combination funded with assets other than the trust assets.

    In response to the Commission's comment, we have clarified our disclosure in the seventh paragraph under the section entitled "Our Business" that there are no prohibitions on our ability to raise funds privately or through loans. Further, we have added that in connection with any such proposed financing we would, if required by law or by regulation of the American Stock Exchange, seek stockholder approval.

    The funding of a business combination with assets other than trust assets does not affect whether the warrants can be exercised as otherwise disclosed in the Registration Statement.

  9.
  Please revise "Exercise period" on page five to indicate that warrants will be exercisable only if the company provides for an effective registration statement.

    In response to the Commission's comment, we have revised the section entitled "Exercise period" on page five in response to the Commission's comment.

  10.
  We note the reference on page seven to a "potentially longer exercise period" for founder warrants "because they will bear a higher risk while being required to hold such securities until following a business combination." With a view to disclosure, explain how founders' risk is higher than that of public warrant holders.

    In response to the Commission's comment, we have modified the last paragraph under the section entitled "Private Placement" to explain that the founders' risk is higher than that of the public warrantholders due to the fact the founder securities (including the securities underlying the founder units and warrants) are subject to transfer restrictions and to a longer holding period than that of the public warrantholders, and also to loss of investment upon liquidation.

  11.
  Please revise the third bullet point on page nine to quantify the amount of estimated expenses, including the amount you anticipate needing to fund due diligence and "no shop" provisions, termination fees or other likely costs of a potential business combination.

    In response to the Commission's comment, we have added a new sentence to the section entitled "The Offering—Offering Proceeds to be Held in Trust" providing the amount we anticipate needing to fund such likely costs of a potential business combination.

    Please note that this disclosure was not added to the third bullet point as indicated above since the three bullet points refer only to fees, reimbursements or cash payments made to our founding stockholders and/or our officers and directors. Amounts anticipated to fund due diligence and "no shop" provisions, termination fees or other likely costs of a potential business combination will not represent payments made to our founding stockholders and/or our officers and directors and so we respectfully submit that they should not be added to this third bullet point, but rather in the paragraphs above.

  12.
  We note the disclosure on pages 9 and 10 that a condition to any combination is that public stockholders owning fewer than 20% of the shares exercise their conversion rights. In the appropriate section, please revise to clarify whether you could propose a transaction that is conditioned on less than 19.99% of the public shareholders exercising their conversion rights.

    In response to the Commission's comment, we have added a new sentence to the section entitled "The Offering—Stockholders must approve business combination" providing that we will not propose a business combination to our stockholders that is conditioned on less than 19.99% of the public shareholders exercising their conversion rights.

  13.
  We note the disclosure here and later in the document that the approval of any business combination will require the approval of the majority of the shares voted. As such, it appears that a non-vote will have no effect on the approval of any proposed transaction once a quorum is achieved. Please revise to clearly disclose that non-votes have no effect on the approval and disclose the minimum amount of time you will provide for shareholders to vote on any transaction. Also, revise to reflect this difference in the table on pages 85-90.

    In response to the Commission's comment, we have added a new sentence to the section entitled "The Offering—Stockholders must approve business combination" specifying both the effect of broker non-votes on obtaining stockholder approval for a business combination and also the time frame within which stockholders will be notified of a meeting to vote on a business combination. The same disclosure has also been added to the second paragraph under the heading "Common Stock" under the section entitled "Description of Securities."

  14.
  We note the disclosure on page 12 that you believe you will have sufficient funds available outside the trust to pay the estimated costs of dissolution and liquidation. Please revise to disclose the basis for this statement, including a quantification of amounts and identification of sources of funds contemplated on the offering.

    In response to the Commission's comment, we have revised the disclosure in the fourth paragraph under the section entitled "The Offering—Dissolution and Liquidation if no business combination" quantifying the expense amounts and the identification of the $500,000 available outside of the trust account from the offering proceeds and up to $2,500,000 interest income, which we may seek to withdraw from the trust account for working capital purposes, as the sources of funds contemplated to defray such expenses.

  15.
  Please revise the full paragraph on page 12 to clarify the circumstances that would result in the two dissolution scenarios for which you have estimated $75,000 and $15,000 in costs, respectively.

    In response to the Commission's comment, we have revised the disclosure in the fourth paragraph under the section entitled "The Offering—Dissolution and Liquidation if no business combination" clarifying the circumstances that would result in the two dissolution scenarios.

  16.
  With a view to disclosure please tell us the categories and amounts of estimated proxy statement meeting and other fees in the full paragraph on page 12.

    In the event we do not consummate a business combination within the 18/24 month timeframes disclosed in the Registration Statement, we will draft a proxy statement which will include a plan of dissolution and distribution to be voted upon at a stockholders meeting noticed in the proxy statement. The cost of the proxy statement can be estimated at approximately $50,000 with an additional $10,000 estimated for printing expenses associated with the distribution of proxies for the stockholder meeting. If the stockholders vote favorably to dissolve the company, then approximately an additional $15,000 will be required to wind up the affairs of the company and prepare and file a certificate of dissolution with the Department of State of the State of Delaware. This sums to approximately $75,000 for a dissolution through a stockholder approved plan of dissolution and distribution.

  17.
  Please revise the last paragraph on page 12 and where appropriate to disclose whether or not you assume that you will have to provide for payment on any claims that may be potentially brought against you within the subsequent 10 years. If your disclosure assumes no provision for claims due to the speculative nature of such an assumption, please revise to briefly describe your determination.

    In response to the Commission's comment, we have revised the disclosure in the fifth paragraph under the section entitled "The Offering—Dissolution and Liquidation if no business combination" clarifying that we have not made this assumption due to its speculative nature.

  18.
  Please revise the second paragraph on page 13 to identify the actions you may be required to take and the potential time period before your corporate existence ceases.

    In response to the Commission's comment, we have revised the disclosure in the second paragraph under the section entitled "Amended and Restated Certificate of Incorporation" to elaborate on the actions to be taken and the time period for such action by the Company after its existence terminates pursuant to its amended and restated certificate of incorporation.

  19.
  We note the disclosure on page 13 and later in the document that your officers and directors are jointly and severally liable under your indemnification arrangement even though you cannot assure that they are able to satisfy those obligations. In the appropriate section, please revise to discuss your obligation to bring a claim against such persons if they either assert they are not liable or are unable to fund the indemnification obligations.

    In response to the Commission's comment, we have revised the disclosure in the fifth paragraph under the section entitled "Dissolution and Liquidation if no business combination" to state that the Company has an obligation to pursue indemnification from its officers and directors pursuant to the terms of the agreements with its officers and directors. However, such officers and directors are liable only to the extent necessary to ensure that the amount in the trust fund is not reduced.

  20.
  We note the statement on page 14 that your limited corporate existence removes the necessity to comply with the final procedures set forth in Section 275 of the Delaware General Corporation Law. With a view to disclosure, please provide us with a legal analysis as to how the company will comply with Sections 275 and 280 or 281(b) of the DGCL and clarify in the prospectus the procedures that the company will undertake to comply.

    Even though the Company is not required to do so because its corporate existence ceases on            , 2009, it will follow the procedural requirements of Section 275 of the General Corporation Law of the State of Delaware ("GCL"), as disclosed on page nine of Amendment No. 1, up until the date on which its corporate existence ceases.

    In the event that the stockholders vote in favor of a dissolution and the Company is so dissolved, the Company will promptly adopt and implement a plan of distribution which provides that only the public stockholders will be entitled to share ratably in the trust account plus any other net assets of the Company not used for or reserved to pay obligations and claims or such other corporate expenses relating to or arising during the Company's remaining existence, including costs of dissolving and liquidating the Company.

    In the event that the Company is not dissolved pursuant to Section 275 of the GCL and does not consummate a business combination within 24 months from the consummation of the offering, then the Company's existence will otherwise terminate on                        , 2009 and, pursuant to Section 281(b) of the GCL, after such existence terminates, the Company will make such provision to pay claims and obligations which are likely to arise or become known to the Company within 10 years from the date the Company's existence terminated.

    The disclosure in the first paragraph under the section entitled "Dissolution and Liquidation if no business combination" states the procedures under Section 275 of the GCL. The disclosure in the fifth paragraph under the section entitled "Dissolution and Liquidation if no business combination" states the procedures under Section 281 of the GCL.

    In response to the Commission's comment and for the purpose of clarity, we have modified the disclosure under the section entitled "The Offering—Amended and Restated Certificate of Incorporation."

  21.
  Please revise the last paragraph on page 15 to briefly describe the purpose of the underwriters' purchase option separate from the underwriters' discounts and commissions. Please include relevant discussion of conflicts of interest and the value of the compensation as disclosed on page 120. We note that the NASD has designated it as compensation in addition to the discounts and commissions.

    In response to the Commission's comment, we have revised the disclosure under the section entitled "Underwriters' purchase option" to indicate the purpose and value of the purchase option. Because the underwriters will not act as financial advisor or render a fairness opinion in connection with a business combination, we do not believe that there will be a conflict of interest.

Summary Financial Data, page 18

  22.
  We note your disclosures regarding the unit warrants throughout the registration statement. However, we note that the warrant agreement has not been filed as an exhibit. Given that the offer and sale of the warrants and the securities underlying the warrants are included in the units being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14—18 of EITF 00-19 you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed the company will be required to net-cash settle the contract) and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. It appears you are currently assuming the warrants will be classified as equity upon issuance, based on the review of your capitalization table and the summary financial data, as adjusted. If you conclude liability classification will be required upon issuance, please revise your capitalization table, summary financial data, dilution information and anywhere else in the document as needed, to properly reflect this classification. Additionally, please add disclosure in the document (both in MD&A and the financial statements) describing your proposed accounting for the warrants upon issuance.

    In response to the Commission's comment, please be advised that the Company must use its best efforts to file and maintain the effectiveness of the registration statement for the warrants. The unit warrants are only exercisable to the extent the Company is able to maintain such effectiveness. The Form of Warrant Agreement is now attached as Exhibit 4.5 to Amendment No. 1 and the last two sentences to section 3.3.2 of the warrant agreement states "In no event will the registered holder of a Warrant be entitled to receive a net-cash settlement or other consideration in lieu of physical settlement in shares of common stock if the common stock underlying the warrants is not covered by an effective registration statement. Accordingly, the warrants may expire unexercised and worthless if a current registration statement covering the common stock is not effective." Further, the penultimate sentence to Section 6.1 of the warrant agreement states "...the Company may redeem the warrants only if there is an effective registration statement with respect to the common stock to enable the exercise of the warrants during the period specified in Section 6.3 hereof."

    Since the Company is not required to net cash settle the warrants pursuant to Sections 3.3.2 and 6.3 of the warrant agreement, liability classification is not required under EITF 00-19. The Company will therefore account for the warrants as equity.

  23.
  We note that the unit purchase option ("UPO") agreement has not been filed as an exhibit. Please tell us how you have considered the guidance ill EITF 00-19, discussed above, in your proposed accounting for the UPO and your determination of whether the instrument meets the scope exception in paragraph 11(a) of SFAS 133. If you conclude liability classification will be required upon issuance, please revise your capitalization table, summary financial data, dilution information and anywhere else in the document as needed, to properly reflect this classification. Additionally, please add disclosure in the document (both in MD&A and the financial statements) describing your proposed accounting for the UPO upon issuance.

    In response to the Commission's comment, please be advised that the Form of Unit Purchase Option is now attached as Exhibit 4.5 to Amendment No. 1. Section 2.3 to the Unit Purchase

    Option states "...the Company shall not be obligated to deliver any securities pursuant to the exercise of a Purchase Option and shall have no obligation to settle the Purchase Option exercise unless a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities underlying the Purchase Option is effective and a current prospectus is on file with the Securities and Exchange Commission (the "Commission"). In the event that a registration statement with respect to the securities underlying a Purchase Option is not effective under the Securities Act or a current prospectus is not on file with the Commission, the holder of such Purchase Option shall not be entitled to exercise such Purchase Option. Notwithstanding anything to the contrary in this Purchase Option, under no circumstances will the Company be required to net cash settle the Purchase Option exercise. Purchase Options may not be exercised by, or securities underlying such Purchase Option issued to, any registered holder in any state in which such exercise or issuance would be unlawful. For the avoidance of doubt, as a result of this Section 2.3, any or all of the Purchase Option may expire unexercised. In no event shall the registered Holder of this Purchase Option be entitled to receive any monetary damages if the securities underlying this Purchase Option have not been registered by the Company pursuant to an effective registration statement or if a current prospectus is not on file with the Commission, provided the Company has fulfilled its obligation to use its best efforts to effect such registration and ensure a current prospectus is on file with the Commission."

    Since the Company is not required to net cash settle the Unit Purchase Option pursuant to Section 2.3 of the Unit Purchase Option, liability classification is not required under EITF 00-19. The Company will therefore account for the Unit Purchase Option as equity.

Risk Factors, page 12

  24.
  We note the disclosure on page 14, risk factor two, and later in the document that "without the affirmative vote of at least 95% of the common stock cast at a meeting of stockholders, neither we nor our board of directors will take any action to amend or waive any provisions of" your certificate of incorporation. In the appropriate section, please revise to expand on and discuss the circumstance under which such a vote would take place. Also, since the approval of such amendment would be based on votes cast, in the appropriate section, please revise to discuss the minimum amount of time you will allow stockholders to cast a vote on any decision to amend the certificate.

    In response to the Commission's comment, we have revised risk factor two on page 17 to state that we believe any vote for such an amendment or waiver would likely take place only to allow additional time to consummate a pending business combination. In such a case, stockholders would receive a proxy statement related to such action approximately 30 (but not less than 10 nor more than 60) days before the meeting date schedule to vote thereupon. We have added the same disclosure to the penultimate sentence of the last paragraph under the section entitled "Amendments to our Amended and Restated Certificate of Incorporation."

  25.
  In connection with the preceding comment, please revise to clarify any limitations on the amendments to be made if a vote is taken to amend your certificate of incorporation prior to a business combination.

    In response to the Commission's comment, we have revised risk factor two on page 17 to state that neither we nor our board of directors will support, directly or indirectly, or in any way endorse or recommend that stockholders approve an amendment or modification to any provision extending the duration of the Company if it does not appear that we will be able to consummate a business combination.

  26.
  Please replace "less than $8.00 per share" in the heading of risk factor four to quantify the estimated amount of trust assets per share that would be returned to investors given the anticipated costs of the offering, general and administrative expenses, liquidation expenses, funds paid toward "no shop" or other similar provisions and other anticipated expenses.

    In response to the Commission's comment, the heading of risk factor four has been modified to read "$7.87 per share" instead of "less than $8.00 per share."

  27.
  We note the disclosure in risk factor six concerning the risk associated with a possible lack of an effective registration statement covering the shares underlying the warrants. Please revise the subheading and narrative to clarify if the warrants could expire worthless if you are not able to maintain an effective registration statement.

    In response to the Commission's comment, the heading and narrative of risk factor six has been modified to add the phrase "...and therefore the warrants could expire worthless."

  28.
  We note the reference in risk factor seven to Mr. Bragg's involuntary termination. Where appropriate, please revise to briefly address the circumstances surrounding Mr. Bragg's termination.

    In response to the Commission's comment, we have revised the disclosure under risk factor seven to state that "On June 29, 2005, Mr. Bragg resigned from his position as President, Chief Executive Officer and director of Pride International, Inc. at the request of Pride's newly appointed Chairman of the Board and following the departure of two other board members. The resignation, while involuntary, was not for cause."

  29.
  We note the disclosure in risk factor seven and elsewhere that you have been advised by counsel concerning the use of Messrs. O'Leary, Guiscardo and Estrada. In the appropriate section, please revise to identity the counsel who provided such advice and file the consent by the named counsel. If there is a written opinion of counsel, please file it as an exhibit.

    In response to the Commission's comment, the identity of counsel has been disclosed in risk factor seven and the consent of such counsel is attached as Exhibit 23.3 to Amendment No. 1.

  30.
  The narratives of risk factors seven and 13 discuss more than the subheadings highlight. Please revise to provide separate risk factors for distinct risks.

    In response to the Commission's comment, we have revised risk factors seven and 13 in order to divide each one into two separate risk factors under separate headings.

  31.
  It is not clear how the risk associated with complying with the federal securities laws is specific and unique to you, As such, please revise to clarify how risk factor 15 is specific to you or remove the risk factor.

    In response to the Commission's comment, the risk factor 15 has been modified to clarify how it is specific to the Company.

  32.
  There are a number of risk factors that appear very similar and it is not clear how they are addressing separate risks. Please review and revise the following risk factors to either combine them or clarify how they are addressing separate risks:

  •
  Risk factors 9 and 18 appear to be very similar.

    In response to the Commission's comment, risk factors 9 and 18 have been combined.

    •
    Risk factors 16 and 37 appear to be very similar.

    In response to the Commission's comment, risk factors 16 and 37 have been combined.

    •
    Risk factors 44 and 46 appear to be very similar.

    In response to the Commission's comment, risk factor 44 has been modified to disclose the possible dilutive effect of the 25,000,000 public warrants, whereas risk factor 46 discloses the dilutive effect of the private placement units, warrants and underwriter's unit purchase option.

    •
    Risk factors 40 and 53 appear to be very similar.

    In response to the Commission's comment, risk factors 40 and 53 have been combined.

    •
    Risk factors 58 and 68 appear to be very similar.

    In response to the Commission's comment, risk factors 58 and 68 have been combined.

    •
    Risk factors 8 and 19 appear to be very similar. One reason they are difficult to contrast is because the risk factors continue with one or more dense paragraphs without clearly identifying the risk and its consequences up front. Your revised risk factors should clearly and concisely describe the risks up front. See also risk factors seven 13, 33 and 34.

    In response to the Commission's comment, risk factors 8 and 9 have been combined. Please note that we have revised risk factors 7 and 13 in order to divide each one into two separate risk factors. Please note that risk factors 13 and 33 remain separate since the latter discloses risks that officers and directors may have a pecuniary interest in a target business while the former discloses that officers and directors may have a conflict of interest in selecting a target business that would not jeopardize their employment status with the Company. The disclosure in risk factor 34 has been revised to identify the risk up front.

  33.
  Prior to going effective please be sure to update the disclosure in risk factor 16. In this regard, please revise to discuss any blank check companies in registration or seeking business opportunities specifically in the energy industry or that are otherwise competitive with you.

    In response to the Commission's comment, the disclosure in risk factor 16 will be updated prior to effectiveness. Risk factor 16 has been modified to add data regarding the energy industry.

  34.
  You state in risk factor 20 that officers and directors "will have virtually unrestricted flexibility in identifying and selecting a prospective acquisition candidate." Please revise here or in a separate risk factor to discuss potential investors' reliance on management's ability to source business transactions, evaluate their merits, conduct or monitor diligence and conduct negotiations.

    In response to the Commission's comments, risk factor 20 has been revised to add the disclosure of investors' reliance on management's ability to source business transactions, evaluate their merits, conduct or monitor diligence and conduct negotiations.

  35.
  Please revise risk factor 32 to identify the "affiliates" and briefly describe the nature of "certain transactions" other than the business combination.

    In response to the Commission's comment, risk factor 33 has been revised to clarify the identity of the affiliates and to briefly describe the transactions referred to.

  36.
  It is unclear what risk you describe in risk factor 42. Please revise to clearly describe the risk or delete the paragraphs and bullet points.

    In response to the Commission's comment, risk factor 42 has been revised to describe the advantage the founding warrants provide over the public warrants in the event of a warrant redemption.

  37.
  As you are applying for listing on Amex and will presumably meet the initial listing standards if the offering goes forward, please revise to clarify risk factor 45.

    In response to the Commission's comment, risk factor 45 has been revised to clarify the risk of sustaining AMEX listing and developing an active market for the Company securities.

  38.
  We note that risk factors 48 and 49 contain lists of risks. A risk factor should only discuss a single risk. To the extent the listed items are material, please revise to discuss them in separate risk factors. Also, it appears that several of the listed items are already addressed by other risk factors already disclosed.

    In connection with the Commission's comment, risk factor 48 has been separated into 3 shorter risk factors.

    Risk factor 49 contains a list of criteria which were incorporated into the determination of the offering price of the Company's units. These bullet points are not risks associated with the pricing but rather they disclose the pricing rationale within the single risk factor of such rationale being more arbitrary than an operating company's pricing rationale.

  39.
  Please revise risk factor 50 to address the securities purchased by the independent directors as part of your inception, and the anticipated value of those securities after the public offering.

    In response to the Commission's comment, risk factor 50 has been modified to disclose that, after giving effect to a stock dividend effected in February 2007 in the ratio of one share for each share issued and outstanding, our officers and directors hold an aggregate of 6,250,000 shares of our common stock, which they purchased at our inception for a purchase price of approximately $0.004 per share, which is significantly lower than the offering price. Please note that we have not ascribed a post-offering value to these shares since any such valuation would be speculative at this point. We believe the current equity value for the founder shares is significantly lower than the offering price because the consummation of this offering is uncertain and because these shares will be held in escrow and the holders of these shares will not be able to sell or transfer them while such shares remain in escrow, except in certain limited circumstances (such as transfers to relatives and trusts for estate planning purposes). Further, these shares are not entitled to any proceeds from liquidation of the Company.

  40.
  We note the reference to Iran in risk factor 69. Tell us any steps you have taken to prepare for possible operations in or contacts with Iran. We may have further comment.

    In response to the Commission's comment, to date no steps have been taken to prepare for possible operations in or with Iran since that country, as well as the rest of the countries listed in risk factor 69, represent locations where the Company may operate at some point in the future. No definite plan currently exists to operate in Iran or in any other country so listed.

Use of Proceeds, page 55

  41.
  Considering your operations, until you consummate a business combination, will be funded by interest earned on the trust account, please revise to discuss your expectations regarding such interest payments.

    In response to the Commission's comment, the seventh paragraph under the section entitled "Use of Proceeds" has been modified by adding a new second and third sentence which read "Although the rate of interest to be earned on the trust account will fluctuate through the duration of the trust account, and although we are unable to state the exact amount of time it will take to complete a business combination, we anticipate the interest that will accrue on the trust account, even at an interest rate of 4% (up to $2,500,000 interest income, net of taxes payable on all interest income earned on the trust account), during the time it will take to identify a target and complete an acquisition will be sufficient to fund our working capital requirements."

  42.
  In the appropriate section, please revise to clarify if you could seek loans from third parties. If you could seek loans, please revise to clarify if any initial shareholders would be personally liable for the repayment of such loans.

    In response to the Commission's comment, the fourth paragraph under the section entitled "Use of Proceeds" has been modified to add as the penultimate sentence, "In the event that third party indebtedness is used as consideration, our officers and directors would not be personally liable for the repayment of such indebtedness."

Dilution, page 59

  43.
  Based on the information provided in your disclosure, it would appear that the net tangible book value per share after the offering would be $5.80 rather than $6.11. In addition, we note that the increase in net tangible book value per share attributable to new investors appears to be incorrectly stated as $8.00. Further, we note that two different amounts are used for the shares subject to conversion rights. After considering the classification of the warrants and UPO as discussed above, please refer to Item 506 of Regulation S-K and revise your disclosures accordingly.

    In response to the Commission's comment, the disclosure under the section entitled "Dilution" has been modified to reflect the new figures.

    The increase of $8.00 per share is used in order to illustrate the maximum dilution of $2.25 to new investors as the difference between the initial public offering price of $8.00 and the pro-forma net tangible book value after the offering of $5.75.

Capitalization, page 61

  44.
  We note that you have presented the par value of common stock subject to conversion in the "as adjusted" column in your capitalization table. Please revise to reflect the value of the common stock subject to redemption, and ensure that the disclosed amount is consistent with the amount used in your summary financial data on page 18 and elsewhere throughout the registration statement.

    In response to the Commission's comment, the disclosure in the "as adjusted" column of the table under the section entitled "Capitalization" has been modified to reflect the value of the common stock subject to redemption.

Management's Discussion and Analysis, page 62

  45.
  We note your disclosure on page 64 regarding the estimated fair value of the UPO. Please provide us with the name, market capitalization and calculated volatility for each company that was used to determine the volatility assumption of 40.4%. We may have additional comments after reviewing your response.

    In response to the Commission's comment, please find attached hereto (as "Exhibit A") a table including comparable companies for Vantage Energy Services, Inc., including market capitalization as well as the calculated 260-day trading volatilities sourced from Bloomberg, resulting in an average volatility of 37.7%. Please note that the volatility assumption has been updated from 40.4% to 37.7% based on such information.

Proposed Business, page 65

  46.
  Please refer to Conflicts of Interest beginning on page 95. We note that Mr. DeClaire is President of a private investing company. Mr. Estrada is President and a major stockholder of Petrolera del Comaue and Mr. O'Leary is partner of Pareto Offshore ASA. We also note the reference to officers and directors on page three, "some of whom are also officers and/or directors of other companies." Please provide the following disclosure: (i) for any other officer/director with significant experience in private investments, management, partnerships or directorships, provide a listing of each entity with which a conflict of interest may or does exist with the company; (ii) indicate for each such entity the priority and preference such entity has relative to the company with respect to the performance of obligations and the presentation of business opportunities; and (iii) to the extent that any of the officers/directors have established criteria by which they are evaluating any contacts or discussions insofar as the relate to the company, disclose such criteria and discuss how they are applied. We may have further comment.

    In response to the Commission's comment, the disclosure under the section entitled "Conflicts of Interest" has been revised to add the following: "Mr. Estrada is the President and a major stockholder of Petrolera del Comahue, an independent Argentine oil and gas producer. Mr. Estrada is currently involved in efforts to acquire from Pride International, Inc. its Latin America land and services division. Mr. Guiscardo is a principal of a fabrication facility that provides equipment to companies in the energy industry. Each of our officers and directors actively manages his personal investments, some of which are in the energy industry. In each of these instances, our officers and directors have agreed to give the Company priority regarding any business opportunities."

    In response to the Commission's comment, the disclosure under the section entitled "Conflicts of Interest" has been revised to add the following: "No criteria have been established by our officers and directors by which their contacts or discussions regarding business combinations will be evaluated."

  47.
  In light of the fact that each officer/director may be looking at the same companies with respect to both Vantage and those other entities in which each such individual is involved, it would appear that all contacts and discussions currently being conducted by each such individual are relevant to Vantage and its business operations (including potential acquisition targets) and should be fully disclosed and discussed in the prospectus, or the company should tell us why such information is not relevant to an investment in Vantage.

    In the course of their other business activities, our officers and directors have not identified investment and business opportunities that may be appropriate for presentation to us as well as the other entities with which they are affiliated.

  48.
  In addition, please revise risk factor 28 to address conflict resolution procedures, or the lack of such procedures, which address potential conflicts of interest and resolution of multiple fiduciary duties.

    In response to the Commission's comment, risk factor 28 has been revised to disclose the conflict policy in place between the Company and each officer and director. Namely, that in order to minimize potential conflicts of interest which may arise from multiple corporate affiliations, each of our officers and directors will agree to present to us, prior to presentation to any other entity, any business opportunity deemed appropriate for us, subject to any pre-existing fiduciary duty he or she has, and that he or she shall not assist or participate in the pursuit of or negotiation with such business opportunity until we have determined not to pursue such business opportunity.

  49.
  We note the disclosure concerning management's beliefs that you will have opportunities to acquire businesses operating in a number of sub-sectors on page 65. As you are a shell company that has not conducted any activities, please revise to discuss the basis for management's beliefs.

    In response to the Commission's comment, we have modified the disclosure in the second paragraph under the section entitled "Proposed Business—Introduction" to state our belief that these sub-sectors offer significant organic growth and/or consolidation opportunities in highly fragmented markets with abundant potential acquisition targets.

  50.
  We note the disclosure in the summary section and here that you could acquire companies in the oilfield services industry and "related companies." Please revise to clearly explain your reference to "related companies" as investors should fully understand the scope of your search.

    In response to the Commission's comment, we have modified the disclosure in the Amendment No. 1 to remove references to "related" industries and companies.

  51.
  Please revise to limit the use of technical terms that would not be understood by the ordinary investor. Please refer the Staff Legal Bulletin 7 and its update, which are located at http://www.sec.gov/interps/legal/slbcf7.htm and http://www.sec.gov/interps/legal/cfslb7a.htm respectively and revise your disclosure accordingly. For instance, the listed items on page 65 could be elaborated on. Also, the term "upstream oilfield services" should be defined. There are other locations in this document where revision could aid ordinary investors' understanding of your business plan.

    In response to the Commission's comment, we have modified the disclosure in the Amendment No. 1 to remove references to "upstream oilfield services." Furthermore, the technical terms under the section entitled "Proposed Business—Introduction" have been replaced with the descriptions of potential target companies that are also listed on page two of Amendment No. 1.

  52.
  Please add a statement to the prospectus cover page and elsewhere as appropriate, if true, that the certain initial: stockholders will be using their own funds in making simultaneous private placement purchases and will not be borrowing funds or otherwise financing such transactions. We may have further comment.

    The cover page of the prospectus and the section entitled "The Offering—Private Placement" have been modified to add the disclosure that the monies to purchase the founder securities will be personal funds and not borrowed.

  53.
  We note the list of criteria you have included on pages 72 and 73. The list you have seems very general and does not appear to provide much insight to investors. Considering you are selling your plan to combine with an operating company, the disclosure you provide should encompass your plans in detail so that investors could make an informed decision. For example, we note that you are able to seek out third party finders or consultants. If you were to seek out a third party finder, it would appear you would have to provide them with a list of criteria they would be able to use to narrow their search. In such event, any criteria you would provide a finder or consulting company is the same type of disclosure that would appear important to investors. Please revise accordingly or advise.

    In response to the Commission's comment, please be advised that we have not established any other specific attributes or criteria (financial or otherwise) for prospective target acquisitions. The criteria listed are necessarily broad since no other specific attributes have been established by management.

  54.
  On page 74, we note the disclosure that your board will determine the fair market value of any target. Please clarify if management anticipates hiring third parties to perform the due diligence and valuation of the target company. In presenting a combination as being in the best interest of your shareholders, clarify if management will be required to perform its own valuation and analysis and quantify such value for shareholders. If not, clarify the information that management intends to provide to shareholders regarding valuation of the target. Also, clarify if management is required to quantify the value of any target prior to entering into any asset purchase, merger, or business combination agreement.

    The Company will obtain an appraisal from an independent third party in the event that the board of directors is not able to determine that the target acquisition has assets sufficient to meet the 80% threshold.

    In response to the Commission's comment, the disclosure under the section entitled "Proposed Business—Fair market value of target acquisition" has been revised to clarify that if we obtain such third party appraisal opinion, we anticipate distributing, or making available, a copy of such opinion to our stockholders.

    In response to the Commission's comment, please note the disclosure under the section entitled "Proposed Business—Fair market value of target acquisition" has been modified to state that the fair market value of such target acquisition will be determined by our board of directors prior to entering into an agreement for a business combination.

  55.
  If management anticipates conducting its own due diligence, your revised disclosure should address management's experience conducting such due diligence in connection with business transactions valued in the range contemplated by this offering.

    In response to the Commission's comment, the disclosure under the section entitled "Proposed Business—Fair market value of target acquisition" has been modified to state that "Our officers and directors have experience evaluating target acquisitions based upon generally accepted financial standards and have performed such evaluations for transactions valued in the range contemplated by this offering."

  56.
  Also, revise to discuss the basis by which the relevant parties will assess the value of a potential acquisition.

    In response to the Commission's comment, the disclosure under the section entitled "Proposed Business—Fair market value of target acquisition" has been modified to state that "Satisfaction of the 80% threshold is determined by calculating the fair market value of what our stockholders receive following consummation of the business combination."

  57.
  We note the disclosure on page 74 that the fair market value of a target business must be equal to at least 80% of your net assets. Please revise to clarify how the satisfaction of this requirement is determined. Clarify if you could base the value on the whole business even if you do not acquire 100% of such business. Also, please clarify how the threshold would be determined if you used a share exchange. Clarify if the threshold would be determined by the resulting interest your shareholders receive in the aggregate following consummation of the transaction.

    In response to the Commission's comment, the disclosure under the section entitled "Proposed Business—Fair market value of target acquisition" has been modified to state that "Satisfaction of the 80% threshold is determined by calculating the fair market value of what our stockholders receive following consummation of the business combination. Whether assets or stock of a target business is acquired, such assets or stock would be evaluated based upon generally accepted financial standards in order to determine if the fair market value of such assets or stock equals at least 80% of our net assets held in trust excluding taxes, amounts disbursed for working capital and the deferred portion of the underwriter's compensation. The fair market value of such assets or stock could be based on the fair market value of the entire target business, notwithstanding whether less than 100% of its assets or stock is acquired."

  58.
  In light of the fact that the company has not entered into any waiver agreements with any service providers, vendors, or acquisition candidates as of this date, and there is uncertainty as to the extent, scope, and enforceability of both the waivers and the indemnities, please provide the basis for the disclosure on page 80 that the likelihood of your officers and directors having to indemnify the trust account are "minimal."

    The likelihood of our officers and directors having to indemnify the trust account are minimal since our officers and directors: (i) will endeavor to have all service providers, vendors, or acquisition candidates sign valid and enforceable waivers as conditions to entering into any agreements with such parties; (ii) would only enter into an agreement with a third party that did not execute a waiver if management believed that such third party's engagement would be significantly more beneficial to the Company than any alternative; and (iii) believe that such waivers will be enforceable.

  59.
  In your table captioned "comparison to offerings of blank check companies," please revise to include the comparison of dissolution under your structure when applying applicable Delaware law and under the structure required by Rule 419 of Regulation C.

    In response to the Commission's comment, we respectfully submit that a comparison of our dissolution procedure with that of a corporation that does not have a definitive date on which the corporation's existence ceases does not implicate Rule 419 of Regulation C. Our selection of a date by which our existence ends is a matter of Delaware corporate law and can be compared to other corporations that do not have such an expiration date. An offering under Rule 419 of Regulation C may also be undertaken by a corporation whose charter has a date certain by which its existence ends. The comparison is between the charter documents of corporate issuers rather than between blank check and Rule 419 offerings.

Management, Page 91

  60.
  We note the disclosure that Mr. DeClaire "built a company from $5 million in annual revenue to over $120 million." Please revise to discuss Mr. DeClaire's direct contribution to the company's achievement and the relevance of that to Vantage.

    In response to the Commission's comment, the disclosure under the section entitled "Management" has been modified to state that Mr. DeClaire had direct involvement in all aspects of management, operations and sales and that it is anticipated that Mr. DeClaire's experience will be valuable in operating and growing Vantage.

  61.
  We note that Mr. Russell retired in October 1998. Please revise to confirm, if true, that he has not had any relevant business activity since 1998.

    In response to the Commission's comment, the disclosure under the section entitled "Management" has been modified to state that "Except for actively managing personal investments, Mr. Russell has not been involved in relevant business activity since October 1998."

  62.
  Similarly, please revise to address Mr. Bragg's experience since June 2005.

    In response to the Commission's comment, the disclosure under the section entitled "Management" has been modified to state that "Except for actively managing personal investments, Mr. Bragg has not been involved in relevant business activity since June 2005."

Principal Stockholders, page 99

  63.
  We note the disclosure that the purchasers of the founder warrants will not transfer their warrants until after completion of your initial business combination. Please tell us the circumstances under which such transfers will require registration.

    In connection with the Commission's comment, please be advised that the holders of a majority of all of (i) the 6,625,000 shares of common stock owned or held by the founding stockholders; and (ii) the 3,375,000 shares of common stock issuable upon exercise of the 3,000,000 founder warrants and the 375,000 warrants underlying the founder units will be entitled to make up to two demands that we register these securities pursuant to an agreement to be signed prior to or on the effective date of the registration statement. Such holders may elect to exercise these registration rights at any time commencing on or after the date on which these securities are released from escrow. In addition, these stockholders have certain "piggy-back" registration rights with respect to registration statements filed subsequent to the date on which these securities are released from escrow (one year after the business combination).

Certain Relationships, page 101

  64.
  Please revise to disclose the identity of the parties and material terms of agreements. For example, you discuss Vanderbilt Interests, LLC without disclosing how that entity is a related party.

    In response to the Commission's comment, the disclosure in the ninth paragraph under the section entitled "Certain Relationships and Related Party Transactions" has been modified to state that Vanderbilt Interests LLC is a limited liability company owned by Paul Bragg.

SEC Position on Rule 144 Sales, page 110

  65.
  Please revise to identify and quantify the securities that are subject to the position discussed in this subsection.

    In response to the Commission's comment, the disclosure under the section entitled "Rule 144" has been modified to identify and quantify the subject securities.

Underwriting, page 118

  66.
  We note the contingent nature of part of the underwriters' compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised, Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

    In response to the Commission's comment, the disclosure in the fourth paragraph under the section entitled "Underwriting" has been revised to disclose that the distribution ends when all the units have been distributed and all selling efforts have been completed.

Financial Statements, page F-1

  67.
  Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Article 3 of Regulation S-X.

    In response to the Commission's comment, please be advised that Amendment No. 1 contains a currently dated consent and updated financials.

Report of Independent Registered Public Accounting Firm, page F-2

  68.
  Please revise to indicate that the report has been signed. Refer to Rule 402(e) of Regulation C and Rule 302 of Regulation S-T.

    In response to the Commission's comment, please note that the report has been revised in order to indicate that it has been signed.

Statement of Operations, page F-4

  69.
  Please refer to SFAS 128 and revise to present earnings per share disclosures.

    In response to the Commission's comment, we have revised the presentation of earnings per share to comply with SFAS 128.

Note 1—Organization page F-7

70.   Please revise to disclose your fiscal year end.

        In response to the Commission's comment, disclosure has been modified to include the Company's year end.

Note 3—Summary of Significant Accounting policies, page F4

  71.
  Please revise to disclose the material terms of the notes receivable-stockholders and prepaid expenses and other current assets shown on the balance sheet.

    In response to the Commission's comment, with respect to (i) notes receivable—stockholders, as of December 31, 2006 such notes have been received in full; and (ii) prepaid expenses and other current assets consist of deferred costs as more fully described in the notes to the financial statements.

Part II

Recent Sales of Unregistered Securities, page II-4

  72.
  It appears that the investment decisions for the private placement securities to be sold have already been made. Please revise to disclose those purchases here or advise.

    In response to the Commission's comments, the disclosure under Item 15 Recent Sales of Unregistered Securities has been modified to disclose the private placement subscription amounts.

    If you have any questions or concerns, please contact me via telephone at (713) 839-8856 or via facsimile at (713) 781-9655 or contact either Stuart Neuhauser or Chris Celano at (212) 370-1300 or via facsimile at (212) 370-7889.

Sincerely,
/s/ Paul A. Bragg Paul A. Bragg Chief Executive Officer
    cc:
    Douglas S. Ellenoff, Esq.
    Charles H. Protell
    Stuart Neuhauser, Esq.
    Gregg A. Noel, Esq.
    Thomas J. Ivey, Esq.

      Chris Celano, Esq.
      So-Yon Ahn, Esq.
      Mark Anderson

Exhibit A

Vantage Volatility Comparables ($ in millions)	As of 1/29/07
Ticker	Company Name	Market Cap ($ in mm)	260 Day Volatility
E&P Integrated
BP	BP PLC (ADS)	$206,982.9	19.9%
CVX	Chevron Corp.	155,868.8	21.1%
ENI	Enersis S.A. (ADS)	10,285.1	23.3%
XOM	Exxon Mobil Corp.	429,329.5	19.6%
TOT	Total S.A. (ADS)	152,146.7	20.0%
COP	ConocoPhillips	106,596.5	26.6%
MRO	Marathon Oil Corp.	31,222.0	31.9%
REP	Repsol YPF S.A. (ADS)	39,409.5	23.6%
Service
BHI	Baker Hughes Inc.	21,370.8	36.1%
HAL	Halliburton Co.	29,310.6	35.2%
SLB	Schlumberger Ltd.	73,615.2	36.8%
IO	Input/Output Inc.	1,092.1	43.0%
DWSN	Dawson Geophysical Co.	251.2	45.7%
PGS	Petroleum Geo-Services ASA (ADS)	4,242.6	51.4%
SELA	Seitel Inc.	562.9	42.0%
TGS	Transportadora de Gas del Sur S.A. (ADS)	1,064.6	35.7%
BJS	BJ Services Co.	7,827.8	40.2%
CRR	Carbo Ceramics Inc.	865.9	41.0%
CLB	Core Laboratories N.V.	2,003.4	46.2%
NR	Newpark Resources Inc.	568.6	46.5%
OIS	Oil States International Inc.	1,380.9	43.0%
SII	Smith International Inc.	8,393.3	37.4%
SPN	Superior Energy Services Inc.	2,334.3	43.1%
TTI	Tetra Technologies Inc.	1,660.6	47.3%
WFT	Weatherford International Ltd.	13,034.7	39.9%
WHQ	W-H Energy Services Inc.	1,332.9	48.5%
HC	Hanover Compressor Co.	1,930.9	35.2%
UCO	Universal Compression Holdings Inc.	1,784.3	34.8%
GMRK	GulfMark Offshore Inc.	707.8	36.6%
CKH	SEACOR Holdings Inc.	2,381.2	24.4%
HOS	Hornbeck Offshore Services Inc.	739.0	47.1%
TDW	Tidewater Inc.	2,677.4	38.6%
GLBL	Global Industries Ltd.	1,516.7	40.9%
MDR	McDermott International Inc.	5,585.6	39.3%
OII	Oceaneering International Inc.	2,120.8	43.6%
CAM	Cameron International Corp.	5,783.5	36.9%
DRQ	Dril-Quip Inc.	1,421.9	51.4%
FTI	FMC Technologies Inc.	4,068.1	37.0%
GRP	Grant Prideco Inc.	4,820.8	46.2%
HYDL	Hydril	1,675.4	40.3%
NOV	National Oilwell Varco Inc.	10,263.3	38.6%
LSS	Lone Star Technologies Inc.	1,409.1	41.6%
FOE	Ferro Corp.	905.7	28.2%
RIG	Transocean Inc.	22,111.1	36.6%
ATW	Atwood Oceanics Inc.	1,437.8	37.9%
DO	Diamond Offshore Drilling Inc.	10,459.0	39.5%
ESV	ENSCO International Inc.	7,498.8	42.3%
NE	Noble Corp.	9,634.1	37.5%
OCR	Omnicare Inc.	4,869.2	36.4%
PDE	Pride International Inc.	4,506.8	38.5%
THE	TODCO	1,874.4	53.1%
RDC	Rowan Cos. Inc.	3,413.6	41.4%
GSF	GlobalSantaFe Corp.	13,039.2	36.7%
GW	Grey Wolf Inc.	1,239.6	32.9%
HP	Helmerich & Payne Inc.	2,678.0	37.7%
NBR	Nabors Industries Ltd.	8,777.7	35.3%
PKD	Parker Drilling Co.	976.5	45.4%
PTEN	Patterson-UTI Energy Inc.	3,687.8	43.6%
PDC	Pioneer Drilling Co.	624.0	45.4%
UNT	Unit Corp.	2,168.6	33.7%
ESI	ITT Educational Services Inc.	3,111.6	21.5%
Median			38.5%
Average			37.7%

Source: FactSet, Bloomberg

QuickLinks

Exhibit A